SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No._____1 *______)*


                   Interactive Flight Technologies, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, $.01 par value
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                45838C106
              -----------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ].

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 * The previous filing, Schedule 13G, dated February 9, 1996, of which this is Amendment No. 1 thereto, was inadvertently marked as Amendment No. 2.

CUSIP No. 45838C106                  13G                  Page 2 of 7 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D.H. Blair & Co., Inc.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       New York

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            543,600
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             543,600
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       0

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                      543,600
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       3.2%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*



                      BD
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 45838C106                  13G                   Page 3 of 7  Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Kenton E. Wood


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Great Britain

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            8,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             8,000
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       543,600

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                       551,600
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       3.3%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*


                      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                      Page 4 of 7 Pages


Item 1.
         (a)       Name of Issuer:
                   Interactive Flight Technologies, Inc.

         (b)       Address of Issuer's Principal Executive Offices:
                   3070 West Post Road
                   Las Vegas, Nevada  89118


Item 2.
         (a)        Name of Person Filing:

                    This amended statement is filed jointly by D.H. Blair &
                    Co., Inc. ("Blair") and Kenton E. Wood ("Wood") (together, the "Reporting Parties"). Mr. Wood is Chairman of Blair. See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

         (b)        Address of Principal Business Office or, if None, Residence:

                    Mr. Wood's and Blair's business address is 44 Wall Street, New York, NY 10005.


         (c)      Citizen:
                  Blair is incorporated in the State of New York, and Mr. Wood is a citizen of Great Britain.

         (d)      Title of Class of Securities:
                  Class A Common Stock, $.01 par value ("shares").

         (e)      CUSIP#:
                  45838C106


Item 3.
         (a) Blair is a broker-dealer registered under Section 15 of the Securities Exchange Act.

Item 4.  Ownership:

         (a)(b)   As of December 31, 1996, Blair may be deemed to
            (i) beneficially own 543,600 shares or 3.2% of the Issuer's shares issued and outstanding. These shares are directly owned by Blair as market-maker in the Issuer's shares.

            (ii) As of December 31, 1996, Wood may be deemed to beneficially own the 543,600 shares held by Blair as market-maker reported above, and 8,000 shares underlying a Unit Purchase Option to purchase 2,000 Units at $6.00 per Unit until March 3, 2000, owned directly by him, for an aggregate of 551,600 shares or, 3.3% of the Issuer's shares.

         (c) Wood, as Chairman of the Board of Directors of Blair, shares voting and dispositive power over securities owned by Blair with its Board of Directors. He has sole voting and dispositive power over shares owned directly by him.

Item 5.  Ownership of Five Percent or Less of a Class:[X]

                  The Reporting Parties have ceased to be beneficial owners of more than five percent of the Issuer's securities.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  Not applicable.

                                                       Page 5 of 7 pages


Item 9.  Notice of Dissolution of Group:

                  Not applicable.



Item 10. Certification:

                  By signing below we certify that to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as participant in any transaction having such purpose of effect.



                                 SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the Reporting Persons, each such person or entity certifies that the information set forth in this statement is true, complete and correct.



                                             /s/ Kenton E. Wood
Dated:   February 3, 1997                    _______________________________
         New York, New York                   Kenton E. Wood




                                               D.H. BLAIR & CO., INC.


                                               /s/ Alan Stahler
Dated:   February 3, 1997                 By:________________________________
         New York, New York                      Alan Stahler
                                                 Vice Chairman

                                                       Page 6 of 7 Pages


                                  EXHIBIT INDEX



EXHIBIT A -    Agreement by the Reporting Persons to file this Schedule 13G on behalf of each of them.